May 12, 2005

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-06
Washington, D.C.  20549

     Re:  Citadel Security Software, Inc. (File No. 000-33491)
          Form 10-K for the year ended December 31, 2004
          Filed March 31, 2005

Dear Mr. Wilson:

     I am writing on behalf of Citadel Security Software, Inc. ("CITADEL" or the "COMPANY") in reference to the staff's letter dated May 5, 2005 (the "LETTER") concerning the above captioned Form 10-K. The Company's responses to the staff's comments in the Letter are set forth below. For your convenience, the staff's comments have been reproduced immediately preceding the Company's responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
----------------------------------------------


     1. We note that you defer revenue in certain transactions with government contractors until the contractor has received the authorization to deploy the products to the end user agency. Clarify for us what you mean by stating that you defer revenue "when aware of these circumstances." Explain to us the controls and procedures in place that ensure any such circumstances are known prior to recognizing revenue and indicate whether any such circumstances have become known subsequent to revenue recognition.

     In connection with considering the criteria for revenue recognition, the Company determines whether the government contractor or systems integrator (each a "CONTRACTOR") has received authorization to deploy our products. This determination is based on a review of the terms and conditions of the Company's contract with the Contractor and considers various factors, including, among other things, whether delivery will be made directly to the end user or the Contractor, the existence of acceptance criteria by the end user, contingencies relating to payment terms, and express rights of return. If the product is delivered to the Contractor, the

Securities and Exchange Commission
May 12, 2005
Page 2


Company requests that the Contractor provide confirmation of delivery to the end user agency. If product is delivered directly to the end user agency, the Company uses this delivery date as the date of deployment.

     In some circumstances, the Company may not be aware of when a Contractor receives authorization to deliver and deploy a product. This situation may arise because the terms and conditions of the Contractor's agreement with the end user agency may be different than the Company's contract with the Contractor or may not be available to the Company for various reasons (e.g., security clearance requirements). When the Company is aware of these circumstances (i.e., the Contractor cannot confirm delivery to the end user agency), the Company defers revenue until it receives (i) confirmation that the Contractor has delivered the product to the end user agency or (ii) payment.

     In addition, explain how your revenue recognition policies comply with paragraph 33 of SOP 97-2 in arrangements involving governmental agencies.

     The Company is sometimes subject to fiscal funding clauses in its software licensing transactions with the federal, state and local government agencies. Such clauses typically provide that the license is cancelable if the funding authority does not appropriate the funds necessary for the governmental entity to fulfill its obligations under the licensing arrangement. Because the governmental procurement process for our products and services tends to be a lengthy process, the Company usually has information as to whether the governmental entity has appropriated funds to license the Company's software products. In addition, the Company evaluates the circumstances of the licensing arrangement, payment terms, any express or implicit refund rights, any acceptance criteria and any other contingencies to determine whether the possibility of a cancellation is a remote contingency. If the likelihood of cancellation is believed to be remote, then the software licensing arrangement is considered non-cancelable, and the Company recognizes the revenue related to the software licensing when all other revenue recognition criteria have been met. If the likelihood of cancellation is other than remote, the Company defers the revenue until payment is received, any refund rights and contingencies have expired and all other revenue recognition criteria have been met.

     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Securities and Exchange Commission
May 12, 2005
Page 3


     The Company appreciates the opportunity to respond to the staff's comments. Please let me know if you have any additional questions or require additional information.

Sincerely,


/s/ RICHARD CONNELLY
Richard Connelly
Chief Financial Officer
Citadel Security Software Inc.
Two Lincoln Centre
5420 LBJ Freeway, Suite 1600
Dallas, Texas 75240
(214) 520-9292

RC/vlc